                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   __________

                                   FORM 11-K
                                   __________

           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
     For the fiscal year ended December 31, 2002

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _____ to _____
     Commission file number 001-07160

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            COACHMEN INDUSTRIES, INC.
                            RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Coachmen Industries, Inc.
                                2831 Dexter Drive
                             Elkhart, Indiana 46514

                              REQUIRED INFORMATION

        A.  FINANCIAL STATEMENTS AND SCHEDULE:                          PAGE

            Report of Independent Auditors                                3

            Financial Statements:
                 Statements of Net Assets Available for
                   Benefits as of December 31, 2002 and 2001              4
                 Statement of Changes in Net Assets Available
                   for Benefits for year ended December 31, 2002          5

            Notes to Financial Statements                               6-12

            Supplemental Schedule:
                 Schedule H, Line 4i - Schedule of Assets                 14
                 (Held at End of Year)

        B.  EXHIBITS

            23   Consent of Independent Auditors (filed herewith)         17
            99   Certification Pursuant to 18 U.S.C Section 1350          18

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Coachmen Industries, Inc. Retirement Plan and Trust
Elkhart, Indiana


We have audited the accompanying statements of net assets available for benefits of the Coachmen Industries, Inc. Retirement Plan and Trust (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /S/ Crowe Chizek and Company LLC
                                            Crowe Chizek and Company LLC

Elkhart, Indiana
May 16, 2003
--------------------------------------------------------------------------------

                                                                              1.

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------
                                                    2002               2001
                                                    ----               ----

ASSETS
  Investments (Note 3)                           $ 15,749,452       $ 14,315,108
  Receivables
     Employer contributions receivable                      -             10,115
     Participant contributions receivable                   -             31,411
     Accrued income                                     5,339              4,621
                                                 ------------       ------------
                                                        5,339             46,147

     Cash                                                 508              1,499
                                                 ------------       ------------
                                                   15,755,299         14,362,754

LIABILITIES
 Other liabilities, net                                     -              4,967
                                                 -------------      ------------

     NET ASSETS AVAILABLE FOR BENEFITS           $ 15,755,299       $ 14,357,787
                                                 =============      ============



--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                                                                              2.

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2002

--------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest and dividends                                           $    137,315

  Contributions
     Employer                                                         1,242,892
     Participant                                                      3,885,016
     Rollovers                                                           60,880
                                                                   ------------
                                                                      5,188,788
                                                                   ------------

  Total additions                                                     5,326,103
                                                                   ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                       1,952,097
  Net depreciation in fair value of investments                       1,974,629
  Administrative expenses                                                 1,865
                                                                   ------------
Total deductions                                                      3,928,591
                                                                   ------------

NET INCREASE                                                          1,397,512

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                                  14,357,787
                                                                   ------------

  End of year                                                      $ 15,755,299
                                                                   ============






--------------------------------------------------------------------------------
               See accompanying notes to financial statements.

                                                                              3.

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION

The following description of the Coachmen Industries, Inc. Retirement Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL: The Plan is a defined contribution plan covering all full-time employees of Coachmen Industries, Inc. and its subsidiaries (individually and collectively referred to as the "Company" or "Employer") who have one year of service and are 18 years of age, except those employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2001, Coachmen Industries, Inc. common stock was added as an investment option for Plan participants.

Effective January 1, 2001 and April 1, 2001, the assets of two (2) plans sponsored by two of the Company's wholly owned subsidiaries, which were acquired during 2000, were merged with and into the Plan. On the effective dates of the plan mergers, the participants of the two merged plans became 100% vested in their participant account balances. The Plan does not allow for participant loans, however, participant loans of the merged plans, outstanding as of the effective dates of the mergers, were allowed as investments of the Plan until paid in full. Participants pay interest on these loans at a fixed rate based on the prime rate at the time of loan origination, which is credited to the participant's account. The loans are collateralized by the participant's vested account balance.

Effective November 1, 2002, employees of a Company's wholly owned subsidiary, which was acquired in 2001, were allowed to contribute to the Plan. These employees were previously enrolled in a plan by the acquired company, the assets of which were not merged into the Coachmen Industries, Inc. Retirement Plan and Trust as of December 31, 2002.

CONTRIBUTIONS:  The Company can make matching and  discretionary  profit sharing contributions to the Plan as determined by management of the Company. Contributions may be made in either cash or Coachmen Industries, Inc. common stock. Twenty-five percent (25%) of the Employer match is restricted to Employer stock and cannot be sold until age 55; at that time 20% per year can be sold. Participants may contribute up to 20% of their annual compensation to the Plan. Participant contributions and any matching contribution by the Employer are invested in various funds available to the Plan as directed by the participants. Profit sharing contributions are allocated to participants based on compensation.

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution and (b) Plan earnings. Allocations of the Company's contributions are based on annual compensation. Allocations of Plan earnings are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
--------------------------------------------------------------------------------
                                   (Continued)

                                                                         4.

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------


NOTE 1 - PLAN DESCRIPTION (Continued)

VESTING: Participants are immediately vested in their voluntary contributions plus actual earnings therein. Vesting in the remainder of their accounts is based on years of credited service. A participant is 20% vested after the first year with an additional 20% vesting each year thereafter until fully vested. Participants become 100% vested in the event of death, disability or retirement at the normal retirement date.

PAYMENT OF BENEFITS: On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account. Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the plan but have not been paid. Amounts allocated to these individuals aggregated $4,175 and $18,741 at December 31, 2002 and 2001, respectively.

FORFEITURES: Upon termination, participant nonvested amounts are forfeited to the Plan and are used to reduce Employer matching contributions. Forfeited nonvested accounts, which will be used to reduce future Employer matching contributions, were $134,282 and $84,955 at December 31, 2002 and 2001, respectively. During the year ended December 31, 2002, $31,933 of forfeitures were used to reduce Employer matching contributions.


NOTE 2 - ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements:

BASIS OF ACCOUNTING: The financial statements are prepared using the accrual method of accounting.

VALUATION OF INVESTMENTS: Investments in common collective trust funds and mutual funds are stated at the aggregate current value as reported by the funds. Investment in Coachmen Industries, Inc. common stock is stated at current value based upon quoted sales prices on the last business day of the Plan's year. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined using the average cost method.

The Plan  presents  in its  statement  of changes in net  assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS:  Contributions  from  employees,  including any related  Employer matching contributions, are recorded in the period the Employer withholds payroll deductions from Plan participants.
--------------------------------------------------------------------------------
                                  (Continued)

                                                                        5.

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------


NOTE 2 - ACCOUNTING POLICIES (Continued)

PAYMENT OF BENEFITS:  Benefits are recorded when paid.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES: The Plan provides for various investment options in any combination of Coachmen Industries, Inc. common stock, common collective trust funds and mutual funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


NOTE 3 - INVESTMENTS

The following investments, at fair value, were 5% or more of the Plan's net assets at December 31, 2002 and 2001:

                                                        2002            2001
                                                        ----            ----

        ABN AMRO Income Plus Fund                   $ 3,749,301             $ -
        ABN AMRO Chicago Capital Growth Fund          2,904,865               -
        Janus Balanced Fund                           2,047,443       1,677,427
        Pimco Total Return Fund                       1,661,332       1,212,090
        ABN AMRO Veredus Aggressive Growth Fund       1,477,531               -
        ABN AMRO S&P 500 Index Fund                   1,222,030               -
        Coachmen Industries, Inc. common stock          899,794         453,792
        Dodge & Cox Stock Fund                          837,624               -
        Putnam International Growth Fund                832,934               -



--------------------------------------------------------------------------------
                                  (Continued)

                                                                         6.

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS (Continued)


                                                        2002             2001
                                                        ----             ----

        Prism MaGIC Fund                            $         -      $3,390,384
        Janus Twenty Fund, Inc.                               -       1,663,339
        Victory Stock Index Fund                              -       1,475,237
        Victory Value Fund                                    -         961,767
        Janus Worldwide Fund                                  -         896,536
        MAS Mid Cap Growth Portfolio                          -         845,219
        Victory Growth Fund                                   -         812,832


During the year ended December 31, 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


        Mutual funds                                               $ (2,374,166)
        Common trust funds                                              248,232
        Coachmen Industries, Inc. common stock                          151,305
                                                                   ------------

                                                                   $ (1,974,629)


Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        2002             2001
                                                        ----             ----

        Net assets
          Coachment Industries, Inc. common stock     $ 694,600       $ 350,042
          Common Trust Fund                              14,411           4,702
          Money Market Fund                              29,339               -
                                                      ---------       ---------

                                                      $ 738,350       $ 354,744
                                                      =========       =========



--------------------------------------------------------------------------------
                                   (Continued)
                                                                              7.

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS (Continued)


                                                               Year Ended
                                                              December 31,
                                                                  2002
        Change in net assets
          Contributions                                          $ 320,975
          Dividends                                                  5,722
          Net appreciation in fair value of investments            116,302
          Benefit payments                                         (59,393)
                                                                 ---------

                                                                 $ 383,606


NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


NOTE 5 - TAX STATUS AND REPORTING

The Plan, which the Company has adopted, is a prototype non-standardized profit sharing plan offered by the trustee, and the Internal Revenue Service has determined and informed the trustee by a letter dated November 27, 2001, that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2002 and 2001 to Form 5500:

                                                       2002               2001
                                                       ----               ----

     Net assets available for benefits per the  $ 15,755,299      $ 14,357,787
       financial statements
     Amounts allocated to withdrawing
       participants                                   (4,175)          (18,741)
                                                ------------      ------------
Net assets available for benefits per the
Form 5500                                       $ 15,751,124      $ 14,339,046
                                                ============      ============


--------------------------------------------------------------------------------
                                  (Continued)

                                                                        8.

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------


NOTE 5 - TAX STATUS AND REPORTING (Continued)

The following is a reconciliation of benefits paid to participants per the accompanying financial statements for the year ended December 31, 2002 to Form 5500:

        Benefits paid to participants per the
          financial statements                                      $ 1,952,097
        Add:
          Amounts allocated to withdrawing
          participants at December 31, 2002                               4,175
        Less:
          Amounts allocated to withdrawing
          participants at December 31, 2001                             (18,741)
                                                                    -----------

        Benefits paid to participants per Form 5500                 $ 1,937,531
                                                                    ===========



NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation. Fees paid by the Plan to ABN AMRO Trust Services Company, trustee of the Plan, were $1,865 for the year ended December 31, 2002.

During the year ended December 31, 2002, the Plan received 14,571 shares of Coachmen Industries, Inc. common stock, at an aggregate cost of $231,049, from the Plan Sponsor as Employer contributions in accordance with Plan provisions.


--------------------------------------------------------------------------------
                                   (Continued)
                                                                       9.

               COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------


NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS (Continued)

The Plan held the following party-in-interest investments:

                                                                          2002            2001
                                                                          ----            ----


Coachmen Industries, Inc.     Common Stock                            $  899,794       $ 453,792
ABN AMRO                      Income Plus Fund                         3,749,301               -
ABN AMRO                      Chicago Capital Growth Fund              2,904,865               -
ABN AMRO                      S&P 500 Index Fund                       1,222,030               -
ABN AMRO                      Veredus Aggressive Growth Fund           1,477,531               -
ABN AMRO                      Chicago Capital Money Market Fund           38,014               -
Participant Loans                                                         19,016          30,495
Victory Funds                 Victory Growth Fund                              -         812,832
Victory Funds                 Victory Stock Index Fund                         -       1,475,237
Victory Funds                 Victory Value Funds                              -         961,767
KeyTrust Company
  of Indiana, N.A. - Trustee  Prism MaGIC Fund                                 -       3,390,384




------------------------------------------------------------------------------------------------

                                                                             10.

                              SUPPLEMENTAL SCHEDULE


                                      COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
                               SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                    December 31, 2002

Name of Plan Sponsor:              COACHMEN INDUSTRIES, INC.
Employer Identification Number:            35-1101097
Three-Digit Plan Number:                       001



                                                                (c)
                                                    Description of Investment
                                                     Including Maturity Date,
(a)             (b)                                      Rate of Interest,                                           (e)
     Identity of Issue, Borrower,                       Collateral, Par or                         (d)               Fair
       Lessor, or Similar Party                           Maturity Value                           Cost             Value
       ------------------------                           --------------                           ----             -----

                                  MUTUAL FUNDS

     Dodge & Cox Funds             Dodge & Cox Stock Fund (9,513.046 units)                         #            $   837,624

*    ABN AMRO                      Chicago Capital Growth Fund (160,756.219 units)                  #              2,904,865

     Royce                         Royce Total Return Fund (7,116.897 units)                        #                 59,568

     Janus                         Janus Balanced Fund (114,510.234 units)                          #              2,047,443

*    ABN AMRO                      Veredus Aggressive Growth Fund (137,189.521 units)               #              1,477,531

     Putnam                        Putnam International Growth Fund (50,757.723 units)              #                832,934

     Pimco Funds                   Pimco Total Return Fund (155,701.190 units)                      #              1,661,332
                                                                                                               -------------

                                       Total mutual funds                                                          9,821,297

                                   COMMON TRUST FUNDS

*    ABN AMRO                      ABN AMRO Income Plus Fund (710,868.783 units)                    #              3,734,890

*    ABN AMRO                      Non-participant directed ABN AMRO Income Plus Fund
                                     (2,742.873 units)                                           $ 14,245             14,411

*    ABN AMRO                      ABN AMRO S&P 500 Index Fund (349,550.926 units)                  #              1,222,030
                                                                                                               -------------
                                                                                                                   4,971,331
                                  COMMON STOCK

*    Coachmen Industries, Inc.     Coachmen Industries, Inc. (12,987 shares)                        #                205,194

*    Coachmen Industries, Inc.     Non-participant directed Coachmen Industries,
                                   Inc. (43,962 shares)                                           662,531            694,600
                                                                                                               -------------
                                                                                                                     899,794
*    ABN AMRO                      Chicago Capital Money Market Fund (8,662 units)                  #                  8,675

*    ABM AMRO                      Non-participant directed Chicago Capital Money Market Fund
                                     (29,339 shares)                                               29,339             29,339
                                                                                                               -------------
                                                                                                                      38,014
     PARTICIPANT LOANS             $19,016 principal amount, interest rates ranging
                                   from 6.94% to 10.50% with various maturity dates
                                   through June 2028 (13 loans)                                     #                 19,016
                                                                                                               -------------

                                         Total investments                                                     $  15,749,452

                                                                                                               =============

----------------------------------------------------------------------------------------------------------------------------
* - Party-in-interest
# Form 5500 does not require cost information for participant-directed investments

                                                                         11.

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the retirement plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                COACHMEN INDUSTRIES, INC.
                                RETIREMENT PLAN AND TRUST


June 30, 2003                   By:/s/ THOMAS J. MARTINI
                                Thomas J. Martini, Member of Retirement
                                 Benefits Committee, Administrator of the Plan

                                 EXHIBIT INDEX

EXHIBIT                                                          SEQUESTIALLY
NUMBER                  DESCRIPTION                             NUMBERED PAGE
------                  -----------                             -------------

23           Consent of Independent Auditors (filed herewith)           17
99           Certification Pursuant to 18 U.S.C. Section 1350           18